                                                            Exhibit (a)(1)(i)(A)

                         Internet Capital Group, Inc.

                                 Supplement to
                          Offer to Purchase for Cash
                 Up to $300,000,000 Aggregate Principal Amount
                              of its Outstanding
                 51/2% Convertible Subordinated Notes due 2004
                          at a Purchase Price of $295
                         Per $1,000 Principal Amount,
                   Plus Accrued and Unpaid Interest Thereon

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THE OFFER, PRORATION AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,
 NEW YORK CITY TIME, ON NOVEMBER 13, 2001, UNLESS THE OFFER IS EXTENDED.
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   This Supplement (this "Supplement") supplements and amends the Offer to
Purchase, dated October 1, 2001 (the "Offer to Purchase") and the related Letter of Transmittal (the "Letter of Transmittal") of Internet Capital Group, Inc., a Delaware corporation ("Purchaser"). Purchaser is amending the previously announced offer to purchase up to $200,000,000 aggregate principal amount of its 5 1/2% Convertible Subordinated Notes due 2004 (the "Notes") at a purchase price not greater than $250 nor less than $200 per $1,000 principal amount. As amended by this Supplement, Purchaser is offering to purchase up to $300,000,000 aggregate principal amount of Notes at a purchase price of $295 per $1,000 principal amount of Notes (the "Offer Price").

   The Offer to Purchase contemplated a type of offer known as a "Modified Dutch Auction" in which you were to designate a range of prices at which to tender your Notes. At the conclusion of the Offer, Purchaser would have selected a single price at which all of the Notes tendered and not withdrawn would be purchased, subject to the proration terms of the Offer. As amended by this Supplement, Purchaser has set the Offer Price at which all of the Notes tendered will be purchased and no longer requests that you select from a range of prices at which to tender your Notes.

   Except as set forth in this Supplement, the terms and conditions of the Offer remain as set forth in the Offer to Purchase, and this Supplement should be read in connection with the Offer to Purchase. Unless otherwise indicated, capitalized terms used in this Supplement have the same meanings given to them in the Offer to Purchase.

   Noteholders who have previously validly tendered (and not withdrawn) Notes need not take any further action in order to tender such Notes at the Offer Price.

                      The Dealer Manager for the Offer is:

                    [LOGO] Credit Suisse | First Boston Logo


October 31, 2001

                              SUMMARY TERM SHEET

   We are providing this summary term sheet for your convenience. This summary term sheet replaces the summary term sheet included in the Offer to Purchase. It highlights certain material information in this Supplement and the Offer to Purchase, but you should realize that it does not describe all of the details of the Offer to the same extent described in this Supplement and the Offer to Purchase. The following summary is qualified in its entirety by the more detailed information appearing elsewhere or incorporated by reference in the Offer to Purchase, as supplemented hereby, and the Letter of Transmittal. We urge you to read this Supplement, the Offer to Purchase and the related Letter of Transmittal because they contain the full details of the Offer.

Who is offering to
purchase my Notes?........    Internet Capital Group, Inc., the issuer of your
                              51/2% Convertible Subordinated Notes due 2004, is offering to purchase your Notes.

What principal amount of
the total issue of Notes
is being purchased?.......    We are offering to purchase for cash up to
                              $300,000,000 aggregate principal amount of our outstanding Notes. We call this amount the "Offer
                              Amount." This is approximately 53% of the aggregate outstanding principal amount of our Notes.

What will be the purchase
price for my Notes?.......    We are offering to purchase our Notes for cash at
                              a price of $295 per $1,000 principal amount, plus accrued and unpaid interest thereon to, but not including, the date of purchase. We call this price the "Offer Price."

What if not enough Notes
are tendered?.............    There is no minimum number of Notes that need to
                              be tendered as a condition to the Offer. If less than the Offer Amount is validly tendered, all Notes tendered will be accepted and the Offer
                              Price will be paid to all tendering holders.

What if more Notes are
tendered than the Offer
Amount?...................    In the event that the amount of Notes validly
                              tendered prior to the Expiration Date (as defined below) exceeds the Offer Amount, then we will accept for payment those Notes that are validly tendered on a pro rata basis from among the tendered Notes. In all cases, we will make appropriate adjustments to avoid purchases of Notes in a principal amount other than an integral multiple of $1,000.

Is this Supplement
changing the time I have
to tender my Notes?.......    Yes. By filing this Supplement we are extending
                              the Offer until 12:00 midnight, New York City time, on Tuesday, November 13, 2001, or such longer period as required by law. This extension will allow you 14 additional days to decide whether you would like to tender your Notes in the Offer.

When will I get paid?.....    Payments will be made promptly following the
                              Expiration Date for the Offer.

How will you pay for my
Notes?....................    The funds required to consummate the Offer are
                              from our available cash.

Are there any conditions
to the Offer?.............    The Offer has no condition that a minimum
                              principal amount of Notes be tendered in the Offer. Our obligation to accept for payment, and to pay for, Notes validly tendered pursuant to the Offer is conditioned upon the satisfaction of the general conditions set forth in Item 9, "Conditions to the Offer."

How do I tender my Notes?.    If you own your Notes in "street name" (your
                              Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee), then you must contact your broker, dealer, commercial bank, trust company or other nominee and direct them to tender your Notes. If you hold your Notes in your name, you should complete and sign the Letter of Transmittal (or a manually signed facsimile thereof) in accordance with the instructions set forth in the letter. Be certain to have your signature guaranteed if required by the instructions to the Letter of Transmittal, and send or deliver that manually signed Letter of Transmittal (or such manually signed facsimile), together with the certificates evidencing your Notes being tendered and any other required documents to the Depositary. If you hold your Notes through The Depository Trust
                              Company, you will tender your Notes through DTC's
                              Automated Tender Offer Program (commonly known as
                              "ATOP"). DTC participants that are accepting the Offer must transmit their acceptance to DTC, which will verify the acceptance and execute a book-entry delivery to the Depositary's account at DTC. DTC will then send an agent's message to the Depositary for its acceptance. If you are tendering by book-entry transfer to the Depositary's account at DTC, you must execute the tender through ATOP, for which the transaction will be eligible.

What if I have already
tendered my Notes?........    If you have previously validly tendered your
                              Notes in the Offer and have not withdrawn them, you do not need to take any further action. If you have previously tendered your Notes pursuant to the guaranteed delivery procedure and have not yet completed the required steps, you will need to complete those steps.

What if I change my mind,
can I withdraw my tender
of Notes?.................    Tenders of Notes may be withdrawn at any time
                              prior to the Expiration Date. In general, you need only notify the Depositary for the Offer of your intention to withdraw in writing prior to the Expiration Date. Some holders may have special requirements, so please read the procedures detailed later in the Offer to Purchase. No consideration shall be payable in respect of Notes so withdrawn. In addition, if we have not paid for your Notes by November 30, 2001, you may also withdraw your Notes.

What if I do not want to
tender my Notes?..........    Notes not tendered and purchased pursuant to the
                              Offer will remain outstanding. As a result of the consummation of the Offer, the aggregate principal amount of Notes that remain outstanding may be noticeably reduced. This may adversely affect the liquidity of and, consequently, the market price for the Notes that remain outstanding after consummation of the Offer. The terms and conditions governing the Notes, including the covenants and other protective provisions contained in the indenture governing the Notes, will remain unchanged. No amendment to the indenture is being sought.

Has the Board of Directors
approved the Offer?.......    Yes, our Board of Directors has approved the
                              Offer. However, neither we nor our Board of Directors makes any recommendation to you as to whether you should tender or refrain from tendering your Notes or as to the price or prices at which you may choose to tender your Notes.

Have any holders of Notes
agreed to tender their
Notes?....................    Yes, Fir Tree Value Fund, L.P. and some of its
                              affiliated entities have agreed to tender approximately $110 million in principal amount of Notes in the Offer.

Are there federal tax
implications if I tender
my Notes?.................    The receipt of cash for Notes pursuant to the
                              Offer will generally be a fully taxable
                              transaction for U.S. federal income tax purposes.
                              You will likely have to pay a tax on any gain from the sale. You are urged to consult your own tax advisors as to the specific tax consequences to you of the Offer.


Who is the Dealer Manager?    Credit Suisse First Boston Corporation is serving
                              as Dealer Manager in connection with the Offer.
                              Its address and telephone numbers are set forth on the back cover of this Supplement.

Who is the Depositary?....    Chase Manhattan Trust Company, National
                              Association is serving as Depositary in
                              connection with the Offer. Its addresses and telephone numbers are set forth on the back cover of this Supplement.

Who is the Information
Agent?....................    D. F. King & Co., Inc. is serving as Information
                              Agent in connection with the Offer. Its address and telephone numbers are set forth on the back cover of this Supplement.

                                   THE OFFER

   The following Items of the Offer to Purchase are hereby amended and supplemented as follows:

2. Terms of the Offer

   Item 2, "Terms of the Offer," on page 5 of the Offer to Purchase is deleted in its entirety and replaced with the following:

   Offer and Purchase Price. Upon the terms and subject to the conditions of the Offer (including, if the Offer is amended or extended, the terms and conditions of any amendment or extension), Purchaser is offering to purchase for cash, up to $300,000,000 aggregate principal amount of outstanding Notes (the "Offer Amount") at a price of $295 per $1,000 principal amount, plus accrued and unpaid interest thereon to, but not including, the date of purchase (the "Offer Price") .

   The CUSIP and other clearing reference number(s) for the Notes are: CUSIP No. 46059C AA4 and ISIN No. US46059C AA 45.

   The Offer Amount is approximately 53% of the aggregate outstanding principal amount of Notes. The aggregate principal amount of Notes outstanding as of June 30, 2001, was approximately $566 million.

   Proration. In the event that the amount of Notes validly tendered (and not withdrawn) on or prior to the Expiration Date exceeds the Offer Amount then Purchaser will accept for payment such Notes that are validly tendered (and not withdrawn) on a pro rata basis from among such tendered Notes. In all cases, Purchaser will make appropriate adjustments to avoid purchases of Notes in a principal amount other than an integral multiple of $1,000.

   Any principal amount of Notes tendered but not purchased pursuant to the Offer, including Notes not purchased because of proration, will be returned to the tendering holders at Purchaser's expense as promptly as practicable following the earlier of the Expiration Date (as defined below) or the date on which such Offer is terminated.

   In the event that proration of tendered Notes is required, Purchaser will determine the final proration factor as soon as practicable after the Expiration Date. Although Purchaser does not expect to be able to announce the final results of such proration until approximately three business days after the Expiration Date, Purchaser will announce preliminary results of proration by press release as soon as practicable after the Expiration Date. Holders may obtain such preliminary proration information from either the Information Agent or the Dealer Manager. Rule 14e-1(c) under the Exchange Act requires that Purchaser pay the consideration offered or return the Notes deposited pursuant to the Offer promptly after the termination or withdrawal of such Offer.

   Conditions. The Offer does not have as a condition that a minimum principal amount of Notes be tendered in the Offer. Purchaser's obligation to accept for payment, and to pay for, Notes validly tendered pursuant to the Offer is conditioned upon the satisfaction of the conditions set forth in Item 9, "Conditions to the Offer." If by the Expiration Date any or all of such conditions have not been satisfied, Purchaser reserves the right (but will not be obligated) to (a) extend or otherwise amend the Offer in any respect by giving oral (confirmed in writing) or written notice of such amendment to the Depositary and making public disclosure of such extension or amendment to the extent required by law or (b) waive any or all of the conditions and, subject to compliance with applicable rules and regulations of the Commission, purchase Notes validly tendered pursuant to that Offer.

   Expiration of the Offer. The Offer will expire at 12:00 midnight, New York City time, on November 13, 2001, unless extended by Purchaser (such time and date with respect to the Offer, as it may be extended, the "Expiration Date").

   Amendment; Extension; Waiver; Termination. Purchaser expressly reserves the right, in its sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth in Item 9, "Conditions to the Offer," shall have occurred or shall have been determined by Purchaser to have occurred, to extend the period of time in which the Offer is open and thereby delay the acceptance of any Notes by giving oral, written or electronic notice of such extension to the holders of the Notes or by making a public announcement of such extension. Purchaser also expressly reserves the right, in its reasonable judgment, prior to the Expiration Date to terminate or amend the Offer or to postpone its acceptance of any Notes tendered upon the occurrence of any of the conditions specified in Item 9, "Conditions to the Offer," by giving oral, written or electronic notice of such termination, amendment or postponement to the holders of the Notes or by making a public announcement of such termination, amendment or postponement.

   In addition to the rights reserved above and subject to compliance with applicable law, Purchaser further reserves the right, in its sole discretion, and regardless of whether any event set forth in Item 9, "Conditions to the Offer," shall have occurred or shall have been determined by Purchaser to have occurred, to amend the Offer in any respect. Amendments to the Offer may be made at any time and from time to time by public announcement of the amendment.

   There can be no assurance that Purchaser will exercise its right to terminate or amend the Offer. Irrespective of any amendment to the Offer, all Notes previously tendered pursuant to the Offer and not accepted for purchase or withdrawn will remain subject to the Offer and may be accepted thereafter for payment by Purchaser.

   If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, Purchaser will disseminate additional materials relating to the Offer and extend the Offer to the extent required by law. In addition, Purchaser may, if it deems appropriate, extend the Offer for any other reason. In addition, if the consideration to be paid in the Offer is increased or decreased or the principal amount of Notes subject to the Offer is increased or decreased, the Offer will remain open at least 10 business days from the date Purchaser first gives notice of such increase or decrease to holders of Notes subject to the Offer, by press release or otherwise.

   If for any reason the acceptance for payment of, or (whether before or after any Notes have been accepted for payment pursuant to the Offer), the payment for, Notes subject to the Offer is delayed or if Purchaser is unable to accept for payment or pay for Notes pursuant to the Offer, then, without prejudice to Purchaser's rights under the Offer, tendered Notes may be retained by the Depositary on behalf of Purchaser and may not be withdrawn (subject to Rule 14e-1(c) under the Exchange Act, which requires that an offeror pay the consideration offered or return the securities deposited by or on behalf of the investor promptly after the termination or withdrawal of a tender offer).

   Any extension, amendment or termination of the Offer by Purchaser will be followed as promptly as practicable by announcement thereof. Without limiting the manner in which Purchaser may choose to make such announcement, Purchaser will not, unless otherwise required by law, have any obligation to advertise or otherwise communicate any such announcement other than by making a release to the Dow Jones News Service or such other means of announcement as Purchaser deems appropriate.

   Rule 13e-4 promulgated under the Exchange Act generally prohibits Purchaser and its affiliates from purchasing Notes other than pursuant to the Offer, until at least ten business days after the expiration or termination of the Offer.

   In addition to being limited by Rule 14e-1(c) under the Exchange Act, Purchaser's reservation of the right to delay payment for Notes which it has accepted for payment pursuant to the Offer, is limited by Rule 13e-4(f)(5) promulgated under the Exchange Act, which requires that an offeror pay the consideration offered or return the securities tendered pursuant to a tender offer promptly after termination or withdrawal of that tender offer.

   If Purchaser materially changes the terms of the Offer or the information concerning the Offer, or if it waives a material condition to the Offer, Purchaser will disseminate additional information and extend the Offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) promulgated under the Exchange Act.

   Pursuant to Rule 13e-4 under the Exchange Act, Purchaser has filed with the Commission a Tender Offer Statement on Schedule TO (the "Schedule TO") which contains additional information with respect to the Offer. The Schedule TO, including the exhibits and any amendments thereto, may be examined, and copies may be obtained, at the same places and in the same manner as set forth under "Incorporation of Documents by Reference" in this Offer to Purchase.

3. Certain Significant Considerations

   The paragraph under subheading "Position of Purchaser Concerning the Offer" under Item 3, "Certain Significant Considerations," on page 7 of the Offer to Purchase is deleted in its entirety and replaced with the following paragraph:

   Position of Purchaser Concerning the Offer. Neither of Purchaser nor its Board of Directors makes any recommendation to any holder whether to tender or refrain from tendering any or all of such holder's Notes and neither of them has authorized any person to make any such recommendation. Holders are urged to evaluate carefully all information in the Offer, consult their own investment and tax advisors and make their own decisions whether to tender Notes.

5. Acceptance of Notes for Payment; Accrual of Interest

   The first two paragraphs under the subheading "Acceptance of Notes for Payment" under Item 5, "Acceptance of Notes for Payment; Accrual of Interest," on page 9 of the Offer to Purchase is deleted in entirety and replaced with the following paragraphs:

   Acceptance of Notes for Payment. Upon the terms and subject to the conditions of the Offer (including if such Offer is extended or amended, the terms and conditions of any such extension or amendment) and applicable law, Purchaser will accept for payment, and thereby purchase, all Notes validly tendered (and not withdrawn) pursuant to the Offer, on or prior to the Expiration Date, subject to proration.

   In the event that the amount of Notes validly tendered (and not withdrawn) on or prior to the Expiration Date exceeds the Offer Amount then Purchaser will accept for payment such Notes that are validly tendered (and not withdrawn) on a pro rata basis from among such tendered Notes. In all cases, Purchaser will make appropriate adjustments to avoid purchases of Notes in a principal amount other than an integral multiple of $1,000.

6. Procedures for Tendering Notes

   The paragraphs under subheadings "Specification of Purchase Price" and "Tendering Without Specifying a Price" under Item 6, "Procedures for Tendering Notes," on page 10 of the Offer to Purchase are deleted in their entirety.

8. Source and Amount of Funds

   Item 8, "Source and Amount of Funds," on page 14 of the Offer to Purchase is hereby deleted in its entirety and replaced with the following:

   The maximum amount of funds required by Purchaser to purchase the Notes pursuant to the Offer is estimated to be approximately $88,500,000 plus approximately $6,600,000 in accrued interest. Purchaser expects to fund its purchase of Notes hereunder from available cash. See Item 1, "Purpose of the Offer."

9. Conditions to the Offer

   The last paragraph under Item 9, "Conditions to the Offer," on page 16 of the Offer to Purchase is deleted in its entirety and replaced with the following paragraph:

   The foregoing conditions are for the sole benefit of Purchaser and the failure of any such condition to be satisfied may be asserted by Purchaser regardless of the circumstances, including any action or inaction by Purchaser, giving rise to any such failure and any such failure may be waived by Purchaser in whole or in part at any time and from time to time prior to the expiration of the Offer in its sole discretion. If any of the foregoing conditions to the Offer shall not have been satisfied, subject to the termination rights as described above, Purchaser may, with respect to the Offer, (a) return tendered Notes to the holders who tendered them, (b) extend the Offer and retain all tendered Notes until the expiration of such extended Offer (in which case, the holders of such tendered Notes will not be entitled to additional withdrawal rights) (see Item 7, "Withdrawal of Tenders"), or (c) amend the Offer in any respect by giving written notice of such amendment to the Depositary. Purchaser also reserves the right at any time prior to the expiration of the Offer to waive satisfaction of any or all of the conditions to the Offer. The failure of Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any other right and each right will be deemed an ongoing right which may be asserted at any time prior to the expiration of the Offer.

15. Agreement Involving the Notes

   The following paragraph is added as a new Item 15, "Agreement Involving the Notes," to the Offer to Purchase:

   On October 29, 2001, Purchaser entered into a Tender Agreement with Fir Tree Value Fund, L.P., ("FTVF") Fir Tree Institutional Value Fund, L.P., ("FTIVP"), Fir Tree Value Partners, LDC ("FTVP"), and Fir Tree Recovery Master Fund, L.P. ("FTRF" and collectively with FTVF, FTIVF and FTVP, "Fir Tree"). Pursuant to the Tender Agreement, Fir Tree agreed to tender approximately $110 million aggregate principal amount of Notes pursuant to and in accordance with the terms of the Offer, as amended by this Supplement. Fir Tree also agreed, subject to the purchase of all of their Notes at the Offer Price, to fully release and discharge Purchaser and Purchaser's officers and directors from any claims or actions arising from or in connection with Fir Tree's purchase or ownership of the Notes. Purchaser agreed that Purchaser would not, without the consent of Fir Tree, (a) decrease the Offer Price, (b) offer any form of consideration other than cash for the Notes, (c) decrease the Offer Amount or
(d) amend the conditions to the Offer.

                                                   INTERNET CAPITAL GROUP, INC.

October 31, 2001

   Manually signed facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal, certificates for Notes and any other required documents should be sent or delivered by each holder of Notes or such holder's broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below.

                       The Depositary for the Offer is:

              Chase Manhattan Trust Company, National Association

       Facsimile Transmission
           (215) 972-1685
  (For Eligibile Institutions only)

                Confirm receipt of Facsimile by telephone only:
                                (215) 988-1319
                             ---------------------

           By Mail:                 By Overnight Delivery:          By Hand Delivery:
        P.O. Box 2320          2001 Bryan Street, 10th Floor      (9:00 a.m. - 5:00 p.m.
   Dallas, Texas 75221-2320         Dallas, Texas 75201            New York City Time)
Attention: Institutional Trust Attention: Institutional Trust        55 Water Street
           Services                       Services               Room 244, North Building
                                                                 New York, New York 10041
                                                              Attention: Institutional Trust
                                                                    Securities Window

   Questions and requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent or the Dealer Manager at their respective telephone numbers and locations listed below. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the Offer is:

                            D. F. King & Co., Inc.

                                77 Water Street
                           New York, New York 10005

                Banks and Brokers Call Collect: (212) 269-5550
                   All Others Call Toll Free: (800) 290-6433

                     The Dealer Manager for the Offer is:

                    Credit Suisse First Boston Corporation

                             Eleven Madison Avenue
                         New York, New York 10010-3629

                           Toll Free: (800) 820-1653
                                      or
                         Call Collect: (212) 538-8474